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For Immediate Release                                   NEWS RELEASE

Contacts:
Paul McDonald or John Crawford                John Ingoldsby
The Aristotle Corporation                     Ingoldsby Investor Relations, Inc.
Phone: 203-867-4090                           Phone: 508-359-2280


                            THE ARISTOTLE CORPORATION
                          ANNOUNCES CONTINGENT DIVIDEND


THE SERIES I PREFERRED STOCK DIVIDEND

New Haven, CT, May 21, 2002: The Aristotle Corporation (NASDAQ: ARTL) announced today that its Board of Directors had declared a contingent dividend of one share of a new $6.00 Series I convertible preferred stock for each outstanding share of Aristotle's common stock. The dividend will be paid on the day of and contingent upon the closing of a proposed merger with Nasco International, Inc. to stockholders of record on June 10, 2002. The anticipated closing date of the merger and payment date of the dividend is June 17, 2002, although such date may be postponed by the parties. If the merger is not consummated, no dividend will be paid.

The trading of the Series I preferred stock on the Nasdaq SmallCap Market is expected to begin on the day after the dividend is paid under the ticker symbol "ARTLP." The Aristotle Corporation announced last week that its annual meeting of stockholders at which its stockholders will vote, among other things, on its proposed merger with Nasco, will be held on June 17, 2002 at the New Haven Lawn Club. Aristotle stockholders at the close of business on May 23, 2002 will be eligible to vote by proxy or in person at the meeting. A proxy statement relating to the annual meeting will be mailed to stockholders on or about May 24, 2002.


TRADING BETWEEN THE RECORD DATE AND THE DIVIDEND DATE

After the record date and through the payment of the dividend, Aristotle common stock will be traded with an entitlement to receive the dividend of Series I preferred stock. Therefore, those stockholders who own shares of Aristotle common stock on the record date and sell those shares prior to or on the payment date, will also be selling the right to receive the Series I preferred stock dividend.

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WHEN AND HOW THE DIVIDEND WILL BE PAID

Contingent upon the effectiveness of the merger with Nasco, Aristotle will pay the dividend on the dividend payment date. American Stock Transfer, Aristotle's transfer agent, will cause the certificates to be registered in his/her name or in the "street name" of his/her brokerage firm. In cases where Aristotle stockholders have their Aristotle certificates held on account by a stock brokerage firm, the Series I preferred certificates will be mailed to the brokerage firm. These brokers will in turn electronically credit the appropriate accounts for the Series I preferred shares received. Persons with questions in this regard should contact their broker on the mechanics of having the Series I preferred shares posted to their account.

The transfer agent will mail Series I preferred stock certificates directly to persons who physically hold their Aristotle stock certificates and are the registered holders.

The transfer agent will mail all stock certificates on the dividend payment date. Aristotle stockholders do not need to take any action to receive the dividend.

ABOUT ARISTOTLE
---------------

     The Aristotle Corporation, founded in 1986 and headquartered in New Haven, CT, is a holding company currently consisting of two operating subsidiaries. Simulaids, Inc. (www.simulaids.com), based in Woodstock, NY, designs, manufactures and markets health and medical education teaching aids, such as manikins and simulation kits, used for training in CPR, emergency rescue and patient care by institutions such as fire departments and medical schools. Safe Passage International, Inc. (www.safe-passage.com), based in Rochester, NY, develops and distributes computer-based training products to government and industry clients. Aristotle has approximately 85 employees. Aristotle had total assets of $16.2 million and net worth of $13.3 million as of March 31, 2002. There are 1.9 million shares of common stock outstanding and approximately 4,000 shareholders.

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       SAFE HARBOR UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following:
(i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle to consummate the proposed merger with Nasco; (iii) the ability of Aristotle to

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retain and take advantage of its net operating tax loss carryforward position;
(iv) the ability of Aristotle to manage Simulaids, Safe Passage and any other acquired or to be acquired companies; and (v) general economic conditions. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K and 10-Q.